Exhibit 99.1

Sandstorm Gold to Release Third Quarter Results on November 5

VANCOUVER, Nov. 1, 2013 /CNW/ - Sandstorm Gold Ltd. (NYSE MKT: SAND, TSX: SSL) will release its 2013 third quarter results on Tuesday, November 5, 2013, after market close.

A conference call will be held on Wednesday, November 6, 2013 starting at 9:30am PST to further discuss the third quarter results. To participate in the conference call use the following dial-in numbers:

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

It is recommended that participants dial in five minutes prior to the commencement of the conference call. Click here (http://www.snwebcastcenter.com/webcast/sandstorm-gold/20131106/site/) to access an audio webcast of the conference call which will also be available on the Sandstorm website.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of nine gold streams and twenty-five gold royalties, thirteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Brigus Gold Corp., Colossus Minerals Inc., Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., and SilverCrest Mines Inc., Rambler Metals and Mining plc.

For more information visit: www.sandstormgold.com.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

CONTACT INFORMATION

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 12:30e 01-NOV-13